SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’s total production tops 2.7 million barrels

of oil equivalent per day in August

Rio de Janeiro, September 12, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its consolidated oil and natural gas production in Brazil and abroad reached 2,759 thousand barrels of oil equivalent per day (boed), rising 2.2% from a reported production of 2,699 thousand boed in July.

Oil production in Brazil increased by 2.7% from July

Petrobras’s domestic oil production increased by 2.7% from 2,049 thousand barrels per day (bpd) in July to 2,105 thousand bpd in August. Regarding the total oil production operated by Petrobras domestically, which includes the share operated by the company for its partners, a production of 2,232 thousand bpd was reported in August. This represents a 3.7% rise from July’s production of 2,152 thousand bpd.

Petrobras’s total domestic oil and natural gas production rose by 2.9% from a production of 2,479 thousand boed in July to 2,551 thousand boed in August. Total domestic oil and natural gas production operated by Petrobras, in turn, rose by 3.9% from a production of 2,634 thousand boed in July to 2,736 thousand boed in August.

Production growth

The rise in production was driven primarily by the ramp up of platforms P-55 at Roncador field (Campos Basin), P-58, which started-up in March at Parque das Baleias (northern section of Campos Basin), and FPSO Cidade de Paraty at Lula Nordeste (Santos Basin).

Eleven new offshore wells started-up in August in the Santos and Campos Basins and, along with them, 47 new wells have already gone into operation in 2014. With the arrival of the Pipe Laying Support Vessel (PLSV) NO 105, from McDermott, on August 30, the company's fleet reached 15 vessels.

Increasing production in the pre-salt

Pre-salt production reached 532 thousand bpd in August. The higher daily production of 581 thousand barrels for the Santos and Campos Basins pre-salt was set on August 25. These volumes also include the share Petrobras operates for its partners, and was set following the start-up of well LL-28 on FPSO Cidade de Paraty, which increased the production of this unit to 95 thousand bpd, with three wells.

Maintenance shutdowns and New platforms

In compliance with the company’s maintenance schedule, some platforms underwent shutdowns in August, which led to the temporary suspension of 25 thousand bpd in average monthly production. Some of the units whose production was interrupted due to maintenance activities include P-56 at Marlim Sul field, and P-19 at Marlim field. These units have already resumed normal operations.

Natural gas production

Daily production of 71.022 million cubic meters of gas in August rose by 4% from the previous month’s production of 68.3 million m³/d. The gas production operated by Petrobras, which includes the share operated for its partner companies, reached 80.151 million m³/day, up 4.7% from July’s production of 76.6 million m³/day. In addition, the beginning of gas exports from P-62 on August 30 was set.

Production abroad totaled 208 thousand barrels of oil equivalent in August

Production abroad fell by 5.3% in August to 208 thousand barrels of oil equivalent per day (boed) in relation to the previous month’s production of 219.7 thousand boed.

Average oil production in August fell by 4.3% to 115 thousand barrels of oil per day (bpd), from the previous month’s production of 120.1 thousand bpd and average natural gas production abroad fell by 6.6% to 15.807 million m³/d, from the previous month’s production of 16.921 million m³/d.

These decreases are driven predominantly by lower gas and liquids (NGL and condensate) production at Lot 57, Kinteroni Field, Peru, stemming from lower demand for LNG exports from this country.

Production reported to the ANP

The total production reported to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) in August 2014 was 10,507,616.94 m³ of oil and 2,604,926.66 thousand m³ of gas. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.